

Himanshu H. Shah
President and Chief Investment Officer

December 28, 2011

Board of Directors
Qiao Xing Mobile Communications Co., Ltd. ("QXM")
30th Floor, Tower A, Eagle Run Plaza
No. 26 Xiaoyun Road
Chaoyang District, Beijing 100016
People's Republic of China

> Re: Concerns about Governance and Corporate Structure of QXM

Chairman & Members of the Board,

On behalf of Shah Capital Management, Inc. ("Shah"), I am writing to strongly urge the Board of Directors of QXM to address the on-going concerns about the governance and corporate structure of QXM that have been raised in the past by Shah and other minority shareholders. We believe that QXM is controlled by majority shareholders who consistently have refused to address these concerns thereby oppressing the rights of minority shareholders. We also believe that the historic refusal by QXM's Board of Directors to act and rectify these problems at QXM demonstrates a Board that is abdicating its fiduciary duties to <u>ALL</u> shareholders and through such abdication the Board has become complicit in the oppression of minority shareholders.

Based on recent positive conversations that Shah has had with QXM management and a member of the Board, we are attempting to give the Board an opportunity to address the concerns that have been raised. Shah as well as other minority shareholders have repeatedly questioned QXM of its lack of use of the significantly high amount of available cash. The Board has not used the cash for any of the positive proposals put forth by minority shareholders such as paying dividends to company's shareholders and/or offering a stock repurchase program in light of a very depressed share price. The money simply sits idle in QXM's coffers. Our proposals outlined below are designed to address this issue.

As we have discussed with a member of the Board and QXM management, we propose that a privatization of QXM be done through an acquisition of QXM by its parent company, Qiao Xing Universal Resources ("XING"). Each share of QXM common stock would be exchanged for 2.5 shares of XING common stock and a cash payment of 50 cents. Until the privatization of QXM is complete, a representative designated by Shah would hold Board observer rights for the Board of QXM. Upon completion of the privatization of QXM, the Shah representative shall be appointed as a member of the Board of XING and continue to hold such Board seat as long as Shah holds at least 5% of the outstanding shares of XING. In addition, upon completion of the privatization of QXM, XING shall approve a share repurchase program for $30 million and implement the program to be completed over the following twelve month period.

8601 Six Forks Road | Suite 630 | Raleigh, NC 27615 | Telephone: 919.719.6360 | Website: shahcapital.com

An alternative to the first proposal outlined above would be for the Board to immediately declare a dividend of 50 percent of the cash on hand to current shareholders. We estimate that such a dividend would be approximately $3.00 per share. In addition, under this second proposal, we also insist that a representative designated by Shah be granted to hold Board observer rights for the Board of QXM.

Gentlemen, as in the past, we place some choices before the Board for your consideration that are designed to benefit all QXM shareholders. In the past, based on assurances from QXM that action would be taken, we have politely stood by with an expectation that the Board would act in its fiduciary capacity but unfortunately the Board has failed to take any positive action. This inaction by the Board has forced us into the difficult position of requiring an immediate favorable action from the Board in the best interest of ALL shareholders.

We eagerly await your reply.

Sincerely,

Himanshu Shah

Himanshu H. Shah

8601 Six Forks Road | Suite 630 | Raleigh, NC 27615 | Telephone: 919.719.6360 | Website: shahcapital.com